FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
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(Print or Type Responses)
1. Name and Address of Reporting Person* Salva Lawrence J.	2. Issuer Name and Ticker or Trading Symbol Comcast Corporation (formerly named AT&T Comcast Corporation): CMCSA and CMCSK						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☐ Director ☐ 10% Owner ☒ Officer ☐ Other (specify below) (give title below) Senior Vice President and Controller
(Last) (First) (Middle) Comcast Corporation 1500 Market Street	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Day/Year November 18, 2002
(Street) Philadelphia PA 19102				5. If Amendment, Date of Original (Month/Day/Year) November 20, 2002			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock	11/18/02		A		161	A	(1)	161	D
Class A Special Common Stock	11/18/02		A		4,531.5632	A	(1)	4,531.5632	D

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security(1)	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv- ative Securities Bene- ficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)(1)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares(1)
Option to Purchase Class A Special Common Stock	$53.1250	11/18/02		A		7,528		(2)	1/21/2010	Class A Special Common Stock	7,528		7,528	D
Option to Purchase Class A Special Common Stock	$53.1250	11/18/02		A		212,472		(3)	1/21/2010	Class A Special Common Stock	212,472		212,472	D
Option to Purchase Class A Special Common Stock	$34.3750	11/18/02		A		14,545		(4)	8/04/2010	Class A Special Common Stock	14,545		14,545	D
Option to Purchase Class A Special Common Stock	$34.3750	11/18/02		A		135,455		(5)	8/04/2010	Class A Special Common Stock	135,455		135,455	D
Option to Purchase Class A Special Common Stock	$42.8125	11/18/02		A		100,000		(6)	2/16/2011	Class A Special Common Stock	100,000		100,000	D
Option to Purchase Class A Special Common Stock	$36.9700	11/18/02		A		2,704		1/03/2011	7/30/2011	Class A Special Common Stock	2,704		2,704	D
Option to Purchase Class A Special Common Stock	$36.9700	11/18/02		A		72,296		(7)	7/30/2011	Class A Special Common Stock	72,296		72,296	D
Option to Purchase Class A Special Common Stock	$35.4900	11/18/02		A		90,000		(8)	1/24/2012	Class A Special Common Stock	90,000		90,000	D
Option to Purchase Class A Special Common Stock	$23.8400	11/18/02		A		96,250		(9)	10/28/2012	Class A Special Common Stock	96,250		96,250	D
Option to Purchase Class A Special Common Stock	$23.8400	11/18/02		A		3,750		4/28/2012	10/28/2012	Class A Special Common Stock	3,750		3,750	D

Explanation of Responses:

(1)	Shares and options to purchase shares of Issuer common stock were acquired pursuant to the merger of each of Comcast Holdings Corporation (formerly named Comcast Corporation) and Comcast Cable Communications Holdings, Inc. (formerly named AT&T Broadband Corp.) with wholly-owned subsidiaries of the Issuer.
(2)	1,882 shares are immediately exercisable and 1,882 shares are exercisable on each of 1/21/2003, 1/21/2004 and 1/21/2005
(3)	86,118 shares are immediately exercisable and 42,118 shares are exercisable on each of 1/21/2003, 1/21/2004 and 1/21/2005.
(4)	2,909 shares are exercisable on each of 8/04/2006, 8/04/2007, 8/04/2008, 8/04/2009 and 2/04/2010.
(5)	30,000 shares are immediately exercisable; 15,000 shares are exercisable on each of 8/04/2003, 8/04/2004 and 8/04/2005; and 12,091 shares are exercisable on each of 8/04/2006, 8/04/2007, 8/04/2008, 8/04/2009 and 2/04/2010.
(6)	40,000 shares are immediately exercisable and 20,000 shares are exercisable on each of 1/21/2003, 1/21/2004 and 1/21/2005.
(7)	23,500 shares are exercisable on 7/30/2003; 11,750 shares are exercisable on each of 7/30/2004, 7/30/2005 and 7/30/2006; 3,250 shares are exercisable on each of 7/30/2007, 7/30/2008, 7/30/2009 and 7/30/2010; and 546 shares are exercisable on 7/30/2011.
(8)	29,500 shares are exercisable on 1/24/2004; 14,750 shares are exercisable on each of 1/24/2005, 1/24/2006 and 1/24/2007; and 3,250 shares are exercisable on each of 1/24/2008, 1/24/2009, 1/24/2010, 1/24/2011 and 7/24/2011.
(9)	32,500 shares are exercisable on 10/28/2004; 16,250 shares are exercisable on each of 10/28/2005, 10/28/2006 and 10/28/2007; and 3,750 shares are exercisable on each of 10/28/2008, 10/28/2009, 10/28/2010 and 10/28/2011.

/s/ Lawrence J. Salva	December 5, 2002

** Signature of Reporting Person	Date
Lawrence J. Salva

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.